SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

GME Innotainment, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

403775109
(CUSIP Number)

March 12, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]Rule 13d-1(b)

[X]Rule 13d-1(c)

[   ]Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 403775109	13G	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Maple Leaf Capital Management LLC, 52-2104785
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

148,142,678 (1)
	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

148,142,678 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

148,142,678 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%
12	TYPE OF REPORTING PERSON (see instructions)

OO

(1)As more fully described in Item 4, the number of shares beneficially owned includes 37,225,302 shares of Common Stock to be issued upon conversion of the Series A Preferred Stock, which reflects the Blockers (as defined below).

CUSIP No. 403775109	13G	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Trillium Partners LP, 52-2104789
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

148,142,678 (1)
	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

148,142,678 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

148,142,678 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%
12	TYPE OF REPORTING PERSON (see instructions)

OO

(1)As more fully described in Item 4, the number of shares beneficially owned includes 37,225,302 shares of Common Stock to be issued upon conversion of the Series A Preferred Stock, which reflects the Preferred Stock Blockers (as defined below).

CUSIP No. 403775109	13G	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Livingston Asset Management LLC, 82-1072931
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

58,823,529
	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

58,823,529
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

58,823,529
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.91%
12	TYPE OF REPORTING PERSON (see instructions)

OO

CUSIP No. 403775109	13G	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Oscaleta Partners LLC, 46-3824902
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Connecticut, Untied States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

160,466,831 (1)
	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

160,466,831 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

160,466,831 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%
12	TYPE OF REPORTING PERSON (see instructions)

IN

(1)As more fully described in Item 4, the number of shares beneficially owned includes 160,466,831 shares of Common Stock to be issued upon the conversion of certain convertible notes of the Issuer, which reflects the Oscaleta Blockers (as defined below).

CUSIP No. 403775109	13G	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Stephen M. Hicks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

148,142,678 (1)
	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

148,142,678 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

148,142,678 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%
12	TYPE OF REPORTING PERSON (see instructions)

IN

(1)As more fully described in Item 4, the number of shares beneficially owned includes 37,225,302 shares of Common Stock to be issued upon the conversion of shares underlying the Preferred Stock, the Livingston Notes or the Oscaleta Notes held by the Trillium, Livingston or Oscaleta, respectively, which reflects the Blockers.

CUSIP No. 403775109	13G	Page 7 of 11 Pages

Item 1(a). Name of Issuer:

GME Innotainment, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 206 E. 51st Street, New York, NY 10022.

Item 2(a). Names of Persons Filing:

This statement is filed by:

(i)Maple Leaf Capital Management LLC, a Delaware limited liability company (“Maple Leaf”);

(ii)Trillium Partners LP, a Delaware limited partnership (“Trillium”);

(iii)Livingston Asset Management LLC (“Livingston”);

(iv)Oscaleta Partners LLC (“Oscaleta”)

(v)Stephen M. Hicks (“Mr. Hicks”).

The foregoing persons are hereinafter sometimes individually referred to as a “Reporting Person” and collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 90 Grove Street, Ridgefield CT, 06877.

Item 2(c). Citizenship:

Trillium is a limited partnership organized under the law of Delaware. Maple Leaf is a limited liability company organized under the laws of Delaware. Livingston is a limited liability company organized under the laws of Florida. Oscaleta is a limited liability company organize under the laws of Connecticut.Mr. Hicks is a citizen of Canada.

Item 2(d). Title of Class of Securities:

The title of the class of securities to which this statement relates is the Common Stock of the Issuer, $0.001 par value per share (the “Common Stock”)

Item 2(e). CUSIP Number:

403775109

CUSIP No. 403775109	13G	Page 8 of 11 Pages

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on (i) 1,444,201,485 shares of Common Stock issued and outstanding as of March 9, 2021, and (ii) 37,225,302 shares of Common Stock that are issuable upon conversion of the Series A Preferred Stock (the “Preferred Stock”), subject to a blocker (the “Preferred Stock Blocker”), 58,823,529 shares of Common Stock that are issuable upon conversion of certain convertible notes of the Issuer (the “Livingston Notes”) or 160,466,831 shares of Common Stock that are issuable upon conversion of certain convertible notes of the Issuer (the “Oscaleta Notes”) subject to a blocker (the “Oscaleta Blocker” and together the Preferred Stock Blocker, the “Blockers”).

As of March 12, 2021, Trillium holds 110,917,376 shares of Common Stock (the “Common Stock Shares”). In addition, Trillium holds 5,000 shares of Preferred Stock (together with the Common Stock Shares, the “Shares”), which contain an anti-dilutive provision that allows Trillium to convert the Preferred Stock into 9.99% of the total number of outstanding shares of Common Stock. The Preferred Stock may not be converted into Common Stock such that the Trillium, together with their affiliates and other attribution parties, would beneficially own more the 9.99% of the Issuer’s common stock at any given time.

Trillium has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its general partner, Maple Leaf, and its manager, Mr. Hicks. Maple Leaf and Mr. Hicks have shared power to vote and/or dispose of the Shares beneficially owned by Trillium. Neither Maple Leaf nor Mr. Hicks directly owns any shares of Common Stock of the Issuer. By reason of the provisions of Rule 13d-3 of the Act, each of Maple Leaf and Mr. Hicks may be deemed to beneficially own the Shares beneficially owned by Trillium.

As of March 12, 2021, Livingston holds Livingston Notes in the aggregate principal amount of $100,000.00, which are convertible into 58,823,529 shares of Common Stock upon full exercise of the Livingston Notes. The Livingston Notes may not be converted into common stock such that Livingston, together with its affiliates and other attribution parties, would beneficially own more the 9.99% of the Issuer’s common stock at any given time. Livingston has the power to convert the Livingston Notes into Common Stock, which power may be exercised by its manager, Mr. Hicks. Mr. Hicks does not directly own any of the Notes held by Livingston. Mr. Hicks may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by Livingston. Livingston and Mr. Hicks disclaim ownership of the securities reported in this Schedule 13G Statement (the “Statement”) other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of the Statement shall not be deemed an admission that either Livingston or Mr. Hicks is the beneficial owner of such securities for any other purpose.

As of March 12, 2021, Oscaleta holds Oscaleta Notes in the aggregate principal amount of $784,729.00, which are convertible into 249,595,737 shares of Common Stock upon full exercise of the Oscaleta Notes. The Oscaleta Notes may not be converted into common stock such that Oscaleta, together with its affiliates and other attribution parties, would beneficially own more the 9.99% of the Issuer’s common stock at any given time. Oscaleta has the power to convert the Oscaleta Notes into Common Stock, which power may be exercised by its manager, Mr. Hicks. Mr. Hicks does not directly own any of the Notes held by Oscaleta. Mr. Hicks may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by Oscaleta. Oscaleta and Mr. Hicks disclaim ownership of the securities reported in this Statement other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of the Statement shall not be deemed an admission that either Oscaleta or Mr. Hicks is the beneficial owner of such securities for any other purpose.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 403775109	13G	Page 9 of 11 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 403775109	13G	Page 10 of 11 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2021	MAPLE LEAF CAPITAL MANAGEMENT LLC

/s/ Stephen M. Hicks
	Name:	Stephen M. Hicks
	Title:	Manager of GP

TRILLIUM PARTNERS LP

/s/ Stephen M. Hicks
	Name:	Stephen M. Hicks
	Title:	Manager

/s/ Stephen M. Hicks
Stephen M. Hicks

LIVINGSTON ASSET MANAGEMENT LLC
/s/ Stephen M. Hicks
	Name:	Stephen M. Hicks
	Title:	Manager

OSCALETA PARTNERS LLC

	Name:	/s/ Stephen M. Hicks
	Title:	Stephen M. Hicks

/s/ Stephen M. Hicks
Stephen M. Hicks

CUSIP No. 403775109	13G	Page 11 of 11 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date: March 12, 2021	MAPLE LEAF CAPITAL MANAGEMENT LLC

/s/ Stephen M. Hicks
	Name:	Stephen M. Hicks
	Title:	Manager of GP

TRILLIUM PARTNERS LP

/s/ Stephen M. Hicks
	Name:	Stephen M. Hicks
	Title:	Manager

/s/ Stephen M. Hicks
Stephen M. Hicks

LIVINGSTON ASSET MANAGEMENT LLC
/s/ Stephen M. Hicks
	Name:	Stephen M. Hicks
	Title:	Manager

OSCALETA PARTNERS LLC

	Name:	/s/ Stephen M. Hicks
	Title:	Stephen M. Hicks

/s/ Stephen M. Hicks
Stephen M. Hicks